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                                                                    EXHIBIT 13.2



                                     1 9 9 8
                                   A N N U A L
                                   R E P O R T



                                   [PMR LOGO]



                    I N N O V A T I N G     S O L U T I O N S

                                 F O R     T H E

                    M A N A G E M E N T  &  T R E A T M E N T

                 O F   S E R I O U S   M E N T A L   I L L N E S S



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SELECTED FINANCIAL DATA
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(in thousands, except per share amounts)

                                                            FOR THE YEAR ENDED APRIL 30
                                      1998            1997            1996            1995             1994
INCOME STATEMENT INFORMATION
Revenues                            $ 67,524        $ 56,637        $ 36,315        $ 21,747         $ 22,786
Net Income (loss)                      1,458           3,107             918          (2,352)             825
Net Income (loss) per share
   Basic                                 .24             .66             .26            (.71)             .25
   Diluted                               .22             .55             .23            (.71)             .25
Weighted Shares Outstanding
   Basic                               6,053           4,727           3,484           3,336            3,228
   Diluted                             6,695           5,646           4,471           3,336            3,347
BALANCE SHEET INFORMATION
Working Capital                     $ 51,820        $ 17,036        $ 10,911        $  8,790         $  7,705
Total Assets                          70,449          32,450          21,182          14,811           13,671
Long Term Debt                           392               0               0             126              320
Total Liabilities                     16,903          16,202          12,070           7,749            5,972
Stockholders' Equity                  53,546          16,248           9,112           7,062            7,699

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
                                   QUARTERS FOR THE YEAR ENDED APRIL 1998                QUARTERS FOR THE YEAR ENDED APRIL 1997
                                7/31/97     10/31/97      1/31/98      4/30/98       7/31/96     10/31/96      1/31/96      4/30/97
Revenues                          16,177       17,561       16,522       17,264        13,028       14,293       14,190       15,126
Net Income (loss)                    970        1,162        1,327       (2,001)          583          799          831          894
Net Income (loss) per share
  Basic                              .19          .22          .19         (.29)          .14          .16          .17          .19
  Diluted                            .17          .19          .18         (.29)          .12          .14          .14          .15



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THE COMPANY AND ITS MISSION
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        PMR Corporation ("PMR" or the "Company") is a leader in the development and management of programs for individuals that have been diagnosed with a serious mental illness ("SMI"). These diseases, which are chronic and life-long, are primarily schizophrenia and bi-polar disorder, and afflict approximately 2.8% of the general population. The Company's clinical philosophy is based on the belief that the best outcomes and lowest costs result from optimization of medical resources, both inpatient and outpatient, in a community based setting. PMR believes that it is the leading manager of outpatient programs to the SMI population and the only publicly held company dedicated to serving individuals diagnosed with these diseases.

        PMR's mission is to foster the recovery of individuals from the devastating effects of serious mental illness and chemical dependency and to deliver cost effective treatment and rehabilitation services which limit hospitalization, afford significant relief from symptoms and contribute to better quality health care in the communities within which the Company operates.

THE COST AND CHARACTERISTICS OF SERIOUS MENTAL ILLNESS

        According to the National Institute for Mental Health, in 1995 SMI afflicted approximately 5.6 million people, consumed $27 billion in direct medical costs and more than $74 billion in total costs, including estimates of lost productivity. This chronic disease category represents more than 25% of all mental health costs and is one of the most expensive segments of health care on a per patient basis. Despite these startling statistics, the treatment and management of the SMI has attracted very limited participation from the private sector in general, and managed care in particular.

        Schizophrenia is the primary diagnosis among the Company's patient population, representing slightly more than two-thirds of the individuals we have served. Schizophrenia afflicts approximately 1% of the general population. The disease generally strikes between the ages of 18 and 25 and is characterized by disordered thinking, social withdrawal, hallucinations and severe delusions. Although research is extremely active and several new drug therapies have recently been introduced, the cause of the disease remains unknown and the prognosis for those diagnosed is lifelong, chronic illness.

        For the patient, the economic consequences of these diseases are often disability and indigence. As a result, the payers of health care for the SMI population are public sector programs, primarily Medicare and Medicaid. The Company has designed a range of outpatient, community based programs, which offer cost effective alternatives to inpatient care for these public sector payers.



                                     [MAP]



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ANNUAL LETTER TO STOCKHOLDERS
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                    "...PMR REPORTED RECORD REVENUE OF $67.5
                    MILLION, UP 19.2% FROM REVENUES OF $56.6
                 MILLION IN FISCAL 1997. NET INCOME ...WAS...UP
                           41.0% FROM FISCAL 1997..."


        I am pleased to share with you the events and results of our fiscal year ended April 30, 1998 and our vision for PMR CORPORATION for the years ahead.

        PMR reported record revenue of $67.5 million, up 19.2% from revenues of $56.6 million in fiscal 1997. Net income for the fiscal year ended April 30, 1998 before the incurrance of a special charge in the fourth quarter was $4.4 million or $.66 per share, up 41.0% from fiscal 1997. Net income after the charge was $1.5 million, or $.22 per share, a decrease of 53.3% from $3.1 million or $.55 per share in fiscal 1997.

        This past year we created five initiatives which should fuel growth in fiscal 1999 and beyond. First, we introduced a low-acuity outpatient service throughout all of our hospital based programs. This program was very successful and now represents nearly 40% of patients in service. It also represents a service which will fit well with future managed care products. Second, we established a strategic relationship with Insite Clinical Trials, Inc. for the training of research staff and marketing for our clinical research effort. The Company now has an expanding network of research ready sites and has recently been awarded its first research projects. Third, through a venture with Stadtlanders Pharmacies, we are in the process of establishing the first specialty pharmaceutical disease management company for patients with a serious mental illness through the formation of Stadt Solutions LLC. Stadtlanders is a leader in specialty pharmaceutical services for several chronic medical conditions. PMR will hold a majority interest in the new company, which will initially serve approximately 6,000 patients. This patient population generated annual revenue for Stadtlanders in excess of $30 million during the past year. Fourth, we restructured our outpatient program network to prepare for the HCFA's new prospective payment system. The Company closed several programs in primarily small, non-urban markets where the shift from a cost based system is likely to produce substantially less favorable economics for the Company's programs. Lastly, we created a new program in Tennessee to manage all admissions to hospitals in Nashville under the TennCare program for the major managed care company in the state. This has been a very successful effort to create the optimum use of mental health services, improving our profitability, providing savings to the system and best use of services for the patient.

        We are also pleased that we completed negotiations with our customer, Scripps Health, in resolving the "provider based" regulatory challenges at our San Diego based programs.

        This was an extraordinary year for our industry. National events and political policies sent shock waves through the industry, creating interesting challenges as well as opportunities for us. Two major events occurred on the national scene this year. First, there were several high profile criminal acts involving individuals with schizophrenia that drew attention to the risks associated with the disease as well as the plight of these individuals. Whether it was the "unabomber," the "DuPont heir," the "Yale graduate," or the "Capitol Hill shooter," the story was basically the same - a violent act involving an individual with schizophrenia that was not receiving a comprehensive treatment regimen; cries from advocacy groups, family members and health care providers for more and better treatment programs that help individuals with a Serious Mental Illness; and political and national policy rhetoric, but unfortunately, inaction. Our nation's political leaders talk as if they understand that there is a



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                  "...WHETHER IT WAS THE "UNABOMBER" ... OR THE
                 "CAPITOL HILL SHOOTER," THE STORY WAS BASICALLY
                      THE SAME - A VIOLENT ACT INVOLVING AN
                   INDIVIDUAL WITH SCHIZOPHRENIA THAT WAS NOT
                RECEIVING A COMPREHENSIVE TREATMENT REGIMEN..."


serious problem for those afflicted with serious mental illness, but they haven't found the national resolve to do something about it. A key mission for us in the future will be to educate our political constituencies as to the needs of those with a serious mental illness, and achieve political victories that result in an improved funding environment for these disorders.

        At the same time these events were occurring, we did find the national resolve to attempt to reduce health care expenditures by focusing resources on tightening regulations for health services providers. We believe that regulation is essential to the creation of effective treatment programs within budgetary constraints. We also believe that regulation must be rational and in step with the needs of the patient. Unfortunately, the regulatory bodies are having a difficult time devising clear effective rules that promote the effective treatment and welfare of individuals with a Serious Mental Illness. We are active in the movement to help regulators understand these needs and broaden regulations to permit these individuals to recover.

        These events as well as our strategic initiatives have set the stage for a major broadening of our strategic mission. Our objective is to create an organization that will have the size and substance to become the company that defines how individuals with disorders of the brain are treated. The next step in this process is the completion of our recently announced acquisition of Behavioral Healthcare Corporation, a provider of acute mental health services through forty-three facilities in eighteen states and Puerto Rico. Upon the completion of this transaction we intend to change our name to BRAGEN HEALTH SOLUTIONS, INC. Bragen is the Germanic derivation of "brain" and symbolizes our objective of expanding our focus to the treatment and management of all disorders of the brain.

        Based on the Company's and Behavioral Healthcare Corporation's current revenue figures, the Company will have anticipated combined revenues approaching $400 million and anticipated EBITDA in excess of $30 million. We will be geographically diverse serving clients in 32 states in over 100 locations with a wide breadth of services. By combining these organizations we have created the platform to manage and treat all diagnostic categories of disorders of the brain throughout the complete continuum of care.

        As we prepare to move into the next century we are convinced that we do so with a bold purpose and the organization, talent and service mix to accomplish our objectives. My sincere thanks go to our employees and stockholders for their loyal support over the last year.

                                             Thank you,



                                             /s/ ALLEN TEPPER

                                             ALLEN TEPPER,
                                             CHAIRMAN OF THE BOARD
                                             CHIEF EXECUTIVE OFFICER

                                             AUGUST 6, 1998



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PMR PROGRAMS AND SERVICES


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        At this time, PMR offers four primary types of programs. Upon formation of Stadt Solutions, LLC, PMR will operate fourteen pharmacies and forty-three programs under management agreements with leading hospitals and community mental health centers ("CMHCs") in twenty-three states.

OUTPATIENT PSYCHIATRIC PROGRAMS

        The Company's Outpatient programs for SMI are designed for individuals in crisis or recovering from crisis. The Company offers a partial hospitalization program, which is designed to divert or shorten a hospital stay and stabilize a patient in crisis. For post-crisis events, the Company offers a structured outpatient program which includes a continuum of step-down and maintenance programs to achieve recovery and prevent future relapse.

        The Outpatient programs benefit hospital and CMHC clients clinically and economically. Clinically, PMR delivers a "state of the art" program which has had the benefit of ten years of development and refinement and the experience of real world testing from thousands of patients and hundreds of referring physicians. Economically, PMR offers a management structure which limits financial risk for the client hospital or CMHC and delivers an attractive contribution to their operating statements. Every day, more than 1,800 individuals are treated in our nationwide network of programs and more than 15,000 individuals have been treated since the Company opened its first program in 1988. The Company believes that it is the largest manager of Outpatient programs for the SMI population.

CASE MANAGEMENT PROGRAM

        The Case Management program is an intensive service which consists of a proprietary model utilizing detailed protocols for delivering and managing the treatment and care of SMI individuals. The program is designed as a primary care service intended to reduce the incidence of costly catastrophic events, primarily long term hospitalizations. Case Management was originally developed to work with community based providers such as case management agencies and CMHCs. The Company operates two programs in conjunction with community based providers in Tennessee and presently serves approximately 2,500 individuals. In addition, the Company has introduced a crisis intervention program, called Urgent Care, which applies a medical model to the highest acuity events and has demonstrated significant reductions in acute care hospital costs.

CHEMICAL DEPENDENCY PROGRAM

        The Company provides Chemical Dependency programs for treatment of chemical dependency and substance abuse, primarily to patients of managed care organizations in Southern California. The incidence of chemical dependency and substance abuse among the SMI population is significant, exceeding 30% in several markets where the Company operates.

STADT SOLUTIONS PHARMACY PROGRAM

        In June 1998, the Company announced an agreement to form a new company to be called Stadt Solutions, LLC that will be jointly owned by the Company and Stadtlander Drug Distribution Co., Inc. Stadt Solutions will offer a specialty pharmacy program for individuals with an SMI, initially serving approximately 6,000 individuals through fourteen pharmacies in thirteen states.

        Stadt Solutions will seek to offer patients expanded services, including dispensing of all of the pharmaceuticals needed by these individuals and providing disease management services to improve compliance and education for the patient, the physician and family members. The Company believes that Stadt Solutions will be the first specialty pharmacy company devoted to serving the needs of individuals with an SMI.



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COMPANY DATA
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OFFICERS

Allen Tepper
Chief Executive Officer
Chairman of the Board

Fred D. Furman
President

Susan D. Erskine
Executive Vice President, Director
and Secretary

Mark P. Clein
Executive Vice President and
Chief Financial Officer

Charles E. Galetto
Senior Vice President -Finance and
Accounting, Treasurer

Daniel L. Frank
President of Disease Management
Division and Director



OUTSIDE DIRECTORS

Eugene D. Hill
General Partner for Accel Partners

Charles C. McGettigan
General Partner for
Proactive Partners, L.P.

Richard A. Niglio
Chairman and Chief Executive Officer
for Equity Enterprises, Inc.



INDEPENDENT AUDITORS

Ernst & Young
501 W. Broadway
Suite 1100
San Diego, CA 92101

Requests for Corporate Information
may be made in writing and addressed
to:

   INVESTOR RELATIONS
   PMR CORPORATION
   501 WASHINGTON STREET
   5TH FLOOR
   SAN DIEGO, CA 92103
   619-610-4001



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                                                                      [PMR LOGO]
                                                                 PMR CORPORATION
                                                           501 Washington Street
                                                                       5th Floor
                                                             San Diego, CA 92103
                                                                    619-610-4001



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